UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                           REGISTRATION OF SECURITIES
                     OF ISSUER UNDER SECTION 12(b) OR 12(g)
                          OF THE SECURITIES ACT OF 1934


                           PEDIATRIC PROSTHETICS, INC.

                Idaho                           68-0566694
                -----                            ----------
      (State or jurisdiction of               (I.R.S. Employer
    incorporation or organization)          Identification Number)


                               Linda Putback-Bean
                             Chief Executive Officer
                             12926 Willowchase Drive
                                Houston, TX 77070
                                 (281) 897-1108
       (Name, address and telephone number of principal executive office)


                           Securities to be registered
                      pursuant to Section 12(b) of the Act:

                                      NONE

                           Securities to be registered
                      pursuant to Section 12(g) of the Act:

                         COMMON STOCK, PAR VALUE $0.001

                                TABLE OF CONTENTS


                                                                        Page
                                                                        ----
          Part I
          ------

Item 1.   Description of Business                                         4
Item 2.   Management's Discussion and Analysis or Plan or Operation      14
Item 3.   Description of Properties                                      22
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management                                                     22
Item 5.   Directors, Executive Officers, Promoters and Control Persons   23
Item 6.   Executive Compensation                                         25
Item 7.   Certain Relationships and Related Transactions                 26
Item 8.   Description of Securities                                      27

          PartII
          ------

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Stockholder Matters                           28
Item 2.   Legal Proceedings                                              29
Item 3.   Changes in and Disagreements with Accountants                  29
Item 4.   Recent Sales of Unregistered Securities                        29
Item 5.   Indemnification of Directors and Officers                      30

          Part F/S
          --------
          Financial Statements and Supplementary Data                   F-1

          Part III
          --------

Item 1.   Exhibits                                                       31


          Signatures                                                     31

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information different from that contained in this document. The information contained in this document is accurate only as of the date of this document.

CAUTIONARY STATEMENT

Statements contained in this registration statement on Form 10-SB and the information incorporated by reference herein may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act").

Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, "may," "will," "expect," "anticipate," "estimate," "would be," "believe," or "continue" or the negative or other variations of comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties are set forth below. Our expectations, beliefs and projections are expressed in good faith and are believed to have a reasonable basis, including without limitation, our examination of historical operating trends, data contained in our records and other data available from third parties. There can be no assurance, however, that our expectations, beliefs or projections will result, be achieved, or be accomplished. We intend such forward-looking statements to be covered by the safe harbor provisions applicable to forward-looking statements contained in Section 21E of the Exchange Act. Such statements (none of which is intended as a guarantee of performance) are subject to certain assumptions, risks and uncertainties, which could cause our actual future results, achievements or transactions to differ materially from those projected or anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this registration statement on Form 10-SB is filed with the SEC. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond our control.

Additional factors that could cause actual results to differ materially from those indicated in the forward-looking statements are discussed under the caption "Risk Factors". Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. We undertake no duty to update these forward-looking statements. Readers are urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the additional factors which may affect our business, including the disclosures made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause material adverse affects on our financial condition and results of operations: the demand for our services and products; our ability to obtain acceptable forms and amounts of financing; the demand for, and price level of, our products and services;

competitive factors; the ability to mitigate concentration of business in a small number of customers; the evolving industry and technology standards; and the dependence on key personnel. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Certain Risk Factors" beginning on page 6.


                                      PART I
                                      ------

ITEM 1.  DESCRIPTION OF BUSINESS

Pediatric Prosthetics, Inc. ("Pediatric" or the "Company") is engaged in the custom fitting and fabrication of custom made prosthetic limbs for both upper and lower extremities specializing in providing services to infants and children throughout the United States. We also provide our services to families from the international community when the parents can bring the child to the United States for fitting. We are accredited by the Texas Department of Health as a fully accredited prosthetics provider. We began operations as a fully accredited prosthetic facility on March 18, 2004.

HISTORY  OF  THE  COMPANY

On October 10, 2003, Pediatric Prosthetics, Inc., a Texas corporation, entered into an acquisition agreement with Grant Douglas Acquisition Corp. ("GDAC"), an Idaho corporation, whereby Pediatric agreed to exchange 100% of its outstanding stock for 8,011,390 shares of GDAC common stock and 1,000,000 shares of GDAC Series A Convertible Preferred Stock. The Agreement represented a re-capitalization of Pediatric Prosthetics, Inc., which is typically characterized by the merger of a private operating company into a non-operating public shell corporation with nominal net assets and usually results in the owners and managers of the private company having effective or operating control after the transaction. Pediatric Prosthetics, Inc., the private operating company, emerged as the surviving financial reporting entity under the Agreement, but GDAC remained as the legal entity and adopted a name change to Pediatric Prosthetics, Inc.

THE  MARKET  PLACE

According to the Limb Loss Research and Statistics Program ("LLR&SP"), a multi-year statistical study done by the American Amputee Coalition in 2001, in concert with the Johns Hopkins Medical School, and the United States Center of Disease Control, approximately 1,000 children are born each year with a limb-loss in the United States. The LLR&SP can be found at www.amputee-coalition.org. During their high growth years, ages 1 through age 12, these children will be candidates for re-fitting once per year as they grow. An unknown additional number of children will loose a limb each year due to accidents, trauma or illness. There are presently approximately 12,000 pre-adolescent children in the United States in need of prosthetic rehabilitation.

COMPETITION

Although there are many prosthetic provider companies in the United States, to the best of our knowledge, there is no other private sector prosthetics provider in the country specializing in fitting infants and children. The delivery of prosthetic care in the United States is extremely fragmented and is based upon a local practitioner "paradigm". Generally, a local practitioner obtains referrals for treatment from orthopedic physicians in their local hospitals based on geographic considerations. Management believes the inherent limitation of this model for pediatric fittings is that the local practitioner may never encounter more than a very few small children with a limb loss, even during an entire career. The result is that the local practice is a "general practice", and in prosthetics that is considered an "adult practice" because of the overwhelming percentage of adult patients. In any given year, according to The American Amputee Coalition, over 150,000 new amputations are performed, suggesting the need for prosthetic rehabilitation. The overwhelming majority of those amputations are performed upon adults. For children ages 1-14, there will be approximately 1,200 limb losses per year due primarily to illness, vascular problems, and congenital accidents. Children, especially small children, cannot provide practitioners the critical verbal feedback they usually receive from their adult patients.

Management believes the challenge to effectively treat children with a limb-loss in the United States is compounded by the time constraints of local practitioners working primarily with their adult patients and a limited overall number of board certified prosthetists. To engage in the intensive patient-family focus required to fit the occasional infant or small child puts enormous time pressure on local practitioners trying to care for their adult patients.

Though not competitors in a business sense, the Shriner's Hospital system, a non-profit organization with 22 orthopedic hospitals throughout the United States, has historically extended free prosthetic rehabilitation in addition to providing medical and surgical services to children at no charge. We believe that we can help organizations like Shriner's provide more efficient prosthetic rehabilitation.

EMPLOYEES

As of January 19, 2006, we have six employees, three of which are in management positions. We also use the services of outside consultants as necessary to provide therapy, public relations and business and financial services.

AGREEMENTS  WITH  HOST  AFFILIATES

The Company has entered into consulting contracts with twelve host prosthetic providers ("Host Affiliates") with facilities at various locations in 19 states. These consulting agreements allow us to utilize the Host Affiliate's patient-care facilities and billing personnel to aid us in fitting and fabricating custom-made artificial limbs and provide related care and training in multiple geographic locations. We receive a consulting fee from the Host

Affiliate on a case-by-case basis. These contracts generally have automatic renewals every six months unless either party gives notice of termination.

REGULATIONS

We are accredited by the Texas Department of Health and are subject to certain state and federal regulations related to the certification of our prosthetists, patient-care facility and billing practices with insurance companies and various state and federal health programs including Medicare and Medicaid.

REPORTS  TO  SECURITY  HOLDERS

We are not presently required to deliver an annual report to security holders. However, upon the effectiveness of this Form 10-SB registration statement with the Securities and Exchange Commission ("SEC" or the "Commission"), we will become a fully reporting company under the Securities Exchange Act of 1934, as amended, and will file all required reports. The public may read and copy any materials that will be filed by us with the SEC at the Commission's Public
Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms to be filed by us with the SEC will be filed electronically and will be available for viewing on the Commission-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at www.sec.gov. Information on the Company can be found as well at our website www.kidscanplay.com.


                              CERTAIN RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks before you decide to buy our common stock. If any of the following risks actually occur, our business would likely suffer. In such circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

WE HAVE EXPERIENCED RECENT SUBSTANTIAL OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.

During the fiscal years ended June 30, 2005 and 2004, we incurred net losses of $4,390,948 and $3,729,393, respectively, and experienced negative cash flows from operations of $ 298,454 and $312,148, respectively. During the quarter ended September 30, 2005, we continued to experience negative operating results as we reported a net loss of $671,483 and had negative cash flows from operations of $104,840. Our losses are related to three primary factors as follows: 1) We are not currently generating sufficient revenue to cover our fixed costs and we believe that the break-even point from a cash flow standpoint may require that we fit as many as 100 clients, up from 28 fitted in fiscal 2005;

2) We have issued a significant number of our shares of common stock to compensate employees and consultants and those stock issuances have resulted in charges to income of $570,000, $4,020,264 and $377,000 during the three months ended September 30, 2005 and the years ended June 30, 2005 and 2004, respectively; and 3) In the year ended June 30, 2004, we reported a loss on extinguishment of debt of $2,539,779 and a cost of our recapitalization of $443,632, costs the we believe will not be recurring in future periods. In the event we are unable to increase our gross margins, reduce our costs and/or generate sufficient additional revenues, we may continue to sustain losses and our business plan and financial condition will be materially and adversely affected.

WE  WILL  NEED  MORE  FINANCING  FOR  GROWTH.

We have limited financial resources. Until our operating results improve, we must obtain outside financing to fund our business. Any additional debt or equity financing may be dilutive to our shareholders. Financing must be provided from our operations, or from the sale of equity securities, borrowing, or other sources of third party financing. The sale of equity securities could dilute our existing stockholders' interest, and borrowings from third parties could result in our assets being pledged as collateral and loan terms that would increase our debt service requirements and could restrict our operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to us.

WE DEPEND SUBSTANTIALLY UPON OUR PRESIDENT TO IMPLEMENT OUR BUSINESS PLAN, AND LOSING HER SERVICES WOULD BE INJURIOUS TO OUR BUSINESS.

Our success is substantially dependent upon the time, talent, and experience of Linda Putback Bean, our President and Chief Executive Officer. Ms. Bean possesses a comprehensive knowledge of our business and has built numerous relationships with industry representatives. We have no employment agreement with Ms. Bean. While Ms. Bean has no present plans to leave or retire, her loss would have a negative effect on our operating, marketing and financial performance if we are unable to find an adequate replacement with similar knowledge and experience within our industry. We maintain key-man life insurance in the amount of $1,000,000 with respect to Ms. Bean. In order for us to expand, we must continue to improve and expand the level of expertise of our personnel and we must attract, train and manage qualified managers and employees to oversee and manage the expanded operations. Demand for qualified personnel is high. There is no assurance that we will be in a position to offer competitive compensation to attract or retain such personnel. You should not invest unless you are willing to entrust all aspects of our management to our directors and officers.

OUR BUSINESS DEPENDS UPON OUR ABILITY TO IDENTIFY AND FIT CHILDREN BORN WITH A LIMB-LOSS.

Our growth prospects depend upon our ability to identify and subsequently fit the tiny minority of children born with a limb-loss. The LLR&SP Report (referred to in our "Description of Business" section herein) indicates that approximately 26 out of each 100,000 live births in the United States result in a possible need for prosthetic rehabilitation. In addition, our business model demands that we continue to successfully fit these widely dispersed infants and children each year as they outgrow their prostheses. There is no guarantee that we will be able to identify and fit this category of children

WE  MUST  SUCCESSFULLY  MARKET  OUR  HIGHLY  SPECIALIZED  SERVICES.

We must successfully create and sustain a national awareness of our focus upon the pediatric segment of the amputee/limb loss population, and successfully market our services, including geographic responsiveness and knowledge in fitting the children.

DUE TO IMPROVED HEALTHCARE, THERE COULD BE FEWER CHILDREN WITH PRE-NATAL LIMB-LOSS.

Since the majority of our first-time prospective fittings are assumed to be with children with a pre-natal limb-loss, breakthroughs in pre-natal safety regimens and treatment could end the need for the vast majority of future fittings of pediatric prosthetics. No assurance can be given that the number of children requiring our services will continue to grow.

CHANGES IN GOVERNMENT REIMBURSEMENT LEVELS COULD ADVERSELY AFFECT OUR NET SALES, CASH FLOWS AND PROFITABILITY.

We derived a significant percentage of our net sales for the year ended June 30, 2005 from reimbursements for Prosthetic services and products from programs administered by Medicare, or Medicaid. Each of these programs sets maximum reimbursement levels for prosthetic services and products. If these agencies reduce reimbursement levels for prosthetic services and products in the future, our net sales could substantially decline. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. Medicare provides for reimbursement for prosthetic products and services based on prices set forth in fee schedules for ten regional service areas. Additionally, if the U.S. Congress were to legislate modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected. We cannot predict whether any such modifications to the fee schedules will be enacted or what the final form of any modifications might be. We have initiated certain purchasing and efficiency programs that we believe will minimize such effects.

IF WE CANNOT COLLECT OUR ACCOUNTS RECEIVABLE AND EFFECTIVELY MANAGE OUR INVENTORY, OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

As of September 30, 2005, our accounts receivable over 120 days old represented approximately 12% of total accounts receivable outstanding. If we cannot collect our accounts receivable, our business, results of operations, and financial condition could be adversely affected. We presently keep our inventory of components and supplies to an absolute minimum, consistent with the lead times required by our several suppliers. Should their lead times increase, we could be burdened with additional inventory requirements.

IF WE ARE UNABLE TO MAINTAIN GOOD RELATIONS WITH OUR SUPPLIERS, OUR EXISTING PURCHASING COSTS MAY BE JEOPARDIZED, WHICH COULD ADVERSELY AFFECT OUR GROSS MARGINS.

Our gross margins have been, and will continue to be, dependent, in part, on our ability to continue to obtain favorable terms from our suppliers. These terms may be subject to changes in suppliers' strategies from time to time, which could adversely affect our gross margins over time. The profitability of our business depends, in part, upon our ability to maintain good relations with these suppliers.

WE DEPEND ON THE CONTINUED EMPLOYMENT OF OUR TWO PROSTHETISTS WHO WORK AT OUR HOUSTON PATIENT-CARE FACILITY AND THEIR RELATIONSHIPS WITH REFERRAL SOURCES AND PATIENTS. OUR ABILITY TO PROVIDE PEDIATRIC PROSTHETIC SERVICES AT OUR PATIENT-CARE FACILITY WOULD BE IMPAIRED AND OUR NET SALES REDUCED IF WE WERE UNABLE TO MAINTAIN THESE EMPLOYMENT AND REFERRAL RELATIONSHIPS.

Our net sales would be reduced if either of our two (2) practitioners leaves us. In addition, any failure of these practitioners to maintain the quality of care provided or to otherwise adhere to certain general operating procedures at our facility, or among our Host Affiliates, or any damage to the reputation of any of our practitioners could damage our reputation, subject us to liability and significantly reduce our net sales.

WE FACE PERIODIC REVIEWS, AUDITS AND INVESTIGATIONS UNDER OUR CONTRACTS WITH FEDERAL AND STATE GOVERNMENT AGENCIES, AND THESE AUDITS COULD HAVE ADVERSE
FINDINGS  THAT  MAY  NEGATIVELY  IMPACT  OUR  BUSINESS.

We contract with various federal and state governmental agencies to provide prosthetic services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

     - refunding of amounts we have been paid pursuant to our government contracts;
     -     imposition  of  fines,  penalties  and  other  sanctions  on  us;
     -     loss  of  our  right  to  participate  in  various  federal programs;
     -     damage  to  our  reputation  in  various  markets;  or
     - material and/or adverse effects on the business, financial condition and results of operations.

WE HAVE NEVER PAID A CASH DIVIDENDS AND IT IS LIKELY THAT THE ONLY WAY YOU WILL REALIZE A RETURN ON YOUR INVESTMENT IS BY SELLING YOUR SHARES

We have never paid cash dividends on any of our securities. Our Board of Directors does not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings to finance our growth. As a result, your return on an investment in our stock will likely depend on your ability to sell our stock at a profit.

WE MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK IN THE FUTURE, WHICH COULD CAUSE DILUTION TO ALL SHAREHOLDERS.

We may seek to raise additional equity capital in the future. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock.

WE  COULD  ISSUE  PREFERRED  STOCK  AND  THIS  COULD  HARM  YOUR  INTERESTS

The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock. As of January 19, 2006, 1,000,000 shares of the Series A Convertible Preferred Shares have been issued. Additional shares of preferred stock, if issued, could be entitled to preferences over the common stock. The shares of preferred stock, when and if issued, could adversely affect the rights of the holders of common stock, and could prevent holders of common stock from receiving a premium for their common stock. An issuance of preferred stock could result in a class of securities outstanding that could have preferences with respect to voting rights and dividends and in liquidation over the common stock, and could (upon conversion or otherwise) enjoy all of the rights of holders of common stock. The Board of Director's authority to issue preferred stock could discourage potential takeover attempts and could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly.

OUR MANAGEMENT CONTROLS A SIGNIFICANT PERCENTAGE OF OUR CURRENT OUTSTANDING COMMON STOCK AND THEIR INTERESTS MAY CONFLICT WITH THOSE OF OUR SHAREHOLDERS.

As of January 19, 2006, our President and CEO beneficially owned approximately 30% of our outstanding common stock. Additionally, Ms. Bean owns 900,000 shares of our Series A Convertible Preferred Stock that represents 90% of the issued and outstanding preferred stock. Dan Morgan, our Vice President/Chief Prosthetist owns 100,000 shares of our Series A Convertible Preferred Stock that represents 10% of the Series A Convertible Preferred Stock. Thus, management owns 100% of our Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock is convertible on a one-to-one basis for our common stock but has voting rights of 20-to-1, giving management a total of 50.2% of the voting power. This concentration of a significant percentage of voting power gives our management substantial influence over any matters that require a shareholder vote, including, without limitation, the election of Directors, even if their interests may conflict with those of other shareholders. It could also have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of the Company. This could have a material adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the then prevailing market prices for their shares of common stock.

THE TRADING PRICE OF OUR COMMON STOCK ENTAILS ADDITIONAL REGULATORY REQUIREMENTS, WHICH MAY NEGATIVELY AFFECT SUCH TRADING PRICE.

Our common stock is currently listed on the Pink Sheets, an over-the-counter electronic quotation service. We anticipate the trading price of our common stock will continue to be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

IN THE FUTURE, WE WILL INCUR SIGNIFICANT INCREASED COSTS AS A RESULT OF OPERATING AS A FULLY REPORTING COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND OUR MANAGEMENT WILL BE REQUIRED TO DEVOTE SUBSTANTIAL TIME TO NEW COMPLIANCE INITIATIVES.

In the future, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and new rules subsequently implemented by the SEC have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. In particular, commencing in fiscal 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

GOVERNMENT  REGULATION

We are subject to a variety of federal, state and local governmental regulations. We make every effort to comply with all applicable regulations through compliance programs, manuals and personnel training. Despite these efforts, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply with applicable governmental regulations may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business. In November 2003, Congress legislated a three-year freeze on reimbursement levels for all orthotic and prosthetic services starting January 1, 2004. The effect of this legislation has been a downward pressure on our gross profit, however, we have initiated certain purchasing and efficiency programs which we believe will minimize such effects

HIPAA Violations. The Health Insurance Portability and Accountability Act ("HIPAA") provides for criminal penalties for, among other offenses, healthcare fraud, theft or embezzlement in connection with healthcare, false statements related to healthcare matters, and obstruction of criminal investigation of healthcare offenses. Unlike the federal anti-kickback laws, these offenses are not limited to federal healthcare programs.

In addition, HIPAA authorizes the imposition of civil monetary penalties where a person offers or pays remuneration to any individual eligible for benefits under a federal healthcare program that such person knows or should know is likely to influence the individual to order or receive covered items or services from a particular provider, practitioner or supplier. Excluded from the definition of "remuneration" are incentives given to individuals to promote the delivery of preventive care (excluding cash or cash equivalents), incentives of nominal value and certain differentials in or waivers of coinsurance and deductible amounts.

These laws may apply to certain of our operations. Our billing practices could be subject to scrutiny and challenge under HIPAA.

Physician Self-Referral Laws. We are also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare/Medicaid physician self-referral law (the "Stark II" law) (Section 1877 of the Social Security Act) prohibits a physician from referring Medicare and Medicaid beneficiaries to an entity for "designated health services" - including prosthetic and orthotic devices and supplies - if the physician or the physician's immediate family member has a financial relationship with the entity. A financial relationship includes both ownership or investment interests and compensation arrangements. A violation occurs when any person presents or causes to be presented to the Medicare or Medicaid program a claim for payment in violation of Stark II.

With respect to ownership/investment interests, there is an exception under Stark II for referrals made to a publicly traded entity in which the physician has an investment interest if the entity's shares are traded on certain exchanges, including the New York Stock Exchange, and had shareholders' equity exceeding $75.0 million for its most recent fiscal year, or as an average during the three previous fiscal years.

With respect to compensation arrangements, there are exceptions under Stark II that permit physicians to maintain certain business arrangements, such as personal service contracts and equipment or space leases, with healthcare entities to which they refer. We believe that our compensation arrangements comply with Stark II, either because the physician's relationship fits within a regulatory exception or does not generate prohibited referrals. Because we have financial arrangements with physicians and possibly their immediate family members, and because we may not be aware of all those financial arrangements, we must rely on physicians and their immediate family members to avoid making referrals to us in violation of Stark II or similar state laws. If, however, we receive a prohibited referral without knowing that the referral was prohibited, our submission of a bill for services rendered pursuant to a referral could subject us to sanctions under Stark II and applicable state laws.

Certification and Licensure. Most states do not require separate licensure for practitioners. However, several states currently require practitioners to be certified by an organization such as the American Board for Certification.

The American Board for Certification Orthotics and Prosthetics conducts a certification program for practitioners and an accreditation program for patient-care centers. The minimum requirements for a certified practitioner are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified practitioner and successful completion of certain examinations. Minimum requirements for an accredited patient-care center include the presence of a certified practitioner and specific plant and equipment requirements. While we endeavor to comply with all state licensure requirements, we cannot assure that we will be in compliance at all times with these requirements. Failure to comply with state licensure requirements could result in civil penalties, termination of our Medicare agreements, and repayment of amounts received from Medicare for services and supplies furnished by an unlicensed individual or entity.

Confidentiality and Privacy Laws. The Administrative Simplification Provisions of HIPAA, and their implementing regulations, set forth privacy standards and implementation specifications concerning the use and disclosure of individually identifiable health information (referred to as "protected health information") by health plans, healthcare clearinghouses and healthcare providers that transmit health information electronically in connection with certain standard transactions ("Covered Entities"). HIPAA further requires Covered Entities to protect the confidentiality of health information by meeting certain security standards and implementation specifications. In addition, under HIPAA, Covered Entities that electronically transmit certain administrative and financial transactions must utilize standardized formats and data elements ("the transactions/code sets standards"). HIPAA imposes civil monetary penalties for non-compliance, and, with respect to knowing violations of the privacy standards, or violations of such standards committed under false pretenses or with the intent to sell, transfer or use individually identifiable health information for commercial advantage, criminal penalties. The privacy standards and transactions/code sets standards went into effect on April 16, 2003 and required compliance by April 21, 2005. We believe that we are subject to the Administrative Simplification Provisions of HIPAA and have taken steps necessary to meet applicable standards and implementation specifications. The new requirements have had a significant effect on the manner in which we handle health data and communicate with payors.

In addition, state confidentiality and privacy laws may impose civil and/or criminal penalties for certain unauthorized or other uses or disclosures of individually identifiable health information. We are also subject to these laws. While we endeavor to assure that our operations comply with applicable laws governing the confidentiality and privacy of health information, we could face liability in the event of a use or disclosure of health information in violation of one or more of these laws.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We began operations as a fully accredited prosthetic facility on March 18, 2004. Thus, the financial information provided herein constitutes approximately 15 months of operations. Based upon information available to management concerning the timing of services to be provided to refit existing patients and to provide services to potential candidates identified during the last fifteen months, we believe that monthly cash flow from operations may achieve profitable levels by the end of March 2006. We believe that we will need to assist at least eight
(8)  clients  per  month  to  achieve  profitability.

In addition, management has contracted with three (3) consultants to commence a national multi-media publicity campaign based upon the success stories of the children for which we have provided services. Management's goal is to provide awareness of our commitment to provide superior pediatric prosthetic care on a national level.

Prior to launching the national media campaign, we had to accomplish certain critical prerequisites. Those prerequisites are as follows:

1. train additional prosthetists trained in our unique pediatric fitting techniques

2.     the  need  to fine-tune our systems and procedures and billing protocols.

3. the need to increase our geographic reach to increase the number of new potential clients and to better serve the geographic needs of existing clients

To accomplish these prerequisites, we have now established working relationships with twelve Host Affiliates operating in approximately 19 states. In establishing the relationships with the twelve Host Affiliates, we also provided one-on-one pediatric training to twelve prosthetists who are employed by those Host Affiliates. We expect to hire one more certified prosthetist and two additional support personnel during the next twelve months. We now believe that we have the capability, with our relationship with Host Affiliates, to provide prosthetic services to as many as 500 children over the next twelve months.

Pediatric Prosthetics Inc., a Texas corporation, acquired an inactive corporate shell in October of 2003. Other than some consulting services rendered to another prosthetics provider, and one fitting on a break-even basis for a charitable fitting, no services were billed until May 2004. In the three months of accredited operations during the fiscal year ending June 30, 2004, we billed $157,350 (to a total of 11 children or an average of $14,300 per client) and generated a gross margin of $73,898 and a loss from operations $729,135. In the fiscal year ending June 30, 2005, we billed approximately $371,000 (to a total of 28 clients or an average of $13,271 per client) directly to clients and earned approximately $46,000 in fees for consulting services through our Host Affiliates. For the fiscal year ending June 30, 2005, we generated a gross margin of approximately $279,000 and a loss from operations of $4,365,757. Our operating losses were significant in the years ended June 30, 2005 and 2004 primarily because of stock-based compensation of $4,020,264 and $377,000, respectively. We expect that stock-based compensation will decline significantly in 2006 as compared to 2005.


CRITICAL  ACCOUNTING  POLICIES

Our financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us relate primarily to revenue recognition.

REVENUE  RECOGNITION

We recognize revenues from the sale of prosthetic devices and related services generated through the billing departments of the Host-Affiliates only upon actual cash receipt of our contracted portion of the funds collected by that Host-Affiliate. We consider such cash receipts, which are net of any costs of goods, a "fee for services".

When we directly bill customers, the revenue from the sale of prosthetic devices and related services to patients, are recorded when the device is accepted by the patient, provided that (i) there are no uncertainties regarding customer acceptance; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed and determinable; and (iv) collection is deemed probable.

When we directly bill customers, revenue is recorded at "usual and customary" rates, expressed as a percentage above Medicare procedure billing codes. Billing codes are frequently updated and as soon as we receive updates we reflect the change in our billing system. There is generally a "co-payment" component of each billing for which the patient-family is responsible. When the final appeals process to the third party payors is completed, we bill the patient family for the remaining portion of the "usual and customary" rate. As part of our preauthorization process with third-party payors, we validate our ability to bill the payor, if applicable, for the service provided before we deliver the device. Subsequent to billing for devices and services, problems may arise with pre-authorization or with other insurance issues with payors. If there has been a lapse in coverage, or an outstanding "co-payment" component, the patient is financially responsible for the charges related to the devices and services received. If we are unable to collect from the patient, a bad debt expense is recognized.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standard Board (FASB) issued a revision to Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123R). SFAS 123R eliminates our ability to use the intrinsic value method of accounting under APB 25, and generally requires a us to reflect in our income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We will estimate the grant-date fair value using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, SFAS 123R requires us to estimate the number of instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, SFAS 123R amends FASB Statement No. 95, "Statement of Cash Flows," to require that we treat excess tax benefits as a financing cash inflow rather than as a reduction of taxes paid in our statement of cash flows. SFAS 123R was effective for us beginning July 1, 2005. The Company had no outstanding warrants or options at the date of adoption SFAS 123R and, accordingly, the adoption had no impact on us.

RESULTS  OF  OPERATIONS

COMPARISON OF THE FISCAL YEAR ENDED JUNE 30, 2005 TO THE PERIOD FROM INCEPTION, OCTOBER 10, 2003, TO JUNE 30, 2004

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this filing.

REVENUE

Our revenue for the year ended June 30, 2005 was $416,459 as compared to $157,530 for the period from inception, October 10, 2003, to June 30, 2004. The increase in revenues is primarily related to the fact that during the period ended June 30, 2004 the Company did not become fully operational until April. If revenues are viewed on an annualized basis, the revenues were flat or lower in the year ended June 30, 2005 because management was focused on issues that could allow for greater future growth.

COST  OF  SALES

Cost of sales was 33% and 53% of revenue for the year ended June 30, 2005 and the period from inception to June 30, 2004, respectively. Cost of sales was significantly lower as a percentage of sales for the year ended June 30, 2005 as compare to the period from inception to June 30, 2004 for two primary reasons as follows:1) In 2005, the Company generated $46,000 in fees for consulting services through our Host Affiliates and those fees for services are net of costs and created an increase in gross margin of approximately 14% versus the period from inception to June 30, 2004 and 2) The cost of providing services to clients varies with the mix of services and prosthetic devices, accounting for the remaining 6% change in gross margin.

SELLING,  GENERAL  AND  ADMINISTRATIVE  EXPENSES

Our selling, general and administrative expenses for year ended June 30, 2005 and for the period from inception to June 30, 2004, were $608,143 and $417,570, respectively. These expenses are generally comprised of compensation and overhead for officers and outside consultants, and business model development. Because significant operations did not commence until March 2004, the general and administrative expenses were significantly higher in the year ended June 30, 2005 than in the period from inception to June 30, 2004. However, we expect that, initially, these costs as a percentage of revenue will be higher than future percentages due to early stage startup costs associated with building an administrative infrastructure. As production and revenues increase, we believe that selling general and administrative expenses will likely be lower as a percentage of sales due to the declining effect of fixed costs on our business. Fixed costs for items such as rent, administrative salaries and benefits and reporting costs currently are approximately $510,000 per year.

STOCK-BASED  COMPENSATION

Stock based compensation has been a major cost component of our business and totaled $4,020,264 and $377,000 for the year ended June 30, 2005 and for the period from inception to June 30, 2004, respectively. Due to the need to attract, compensate and solidify relationships with key employees and contracted consultants, we have used our common stock as an important tool. The resulting charges to earnings were significant and were extremely high in 2005 as we compensated our President/Chief Executive Officer with 27,000,000 shares of stock with a value, based on the quoted market price on the date of award of $0.10, or $2,700,000, and our Vice-President/Chief Prosthesis with 9,198,861 shares with a value, based on the quoted market price on the date of award of $919,886. Other than these two significant issues in 2005, stock-based compensation was $400,378 and $377,000 for the year ended June 30, 2005 and for the period from inception to June 30, 2004, respectively. These amounts are expected to be more in line with future stock-based compensation.

DEPRECIATION  EXPENSE

Depreciation expense was $16,388 and $8,463 for the year ended June 30, 2005 and for the period from inception to June 30, 2004, respectively. The $7,925 increase is the result of depreciation expense on leasehold improvements that were added in 2004 and other fixed assets necessary for us to conduct business.

INTEREST  EXPENSE

Interest expense was $25,274 and $16,848 for the year ended June 30, 2005 and for the period from inception to June 30, 2004, respectively. Interest expense for both periods relates to convertible debt that was assumed in our recapitalization in 2004. The note was originally for $350,000; however, $148,955 of principal was converted in 2004. Interest expense was higher in 2005 due to the fact that one additional quarter of interest was recognized and because the not had an interest rate, tied to prime, that increased throughout 2005.

COST OF RECAPITALIZATION

The cost of recapitalization in 2004 relates to our assumption of $350,000 of convertible debt and $93,632 of accrued interest on that debt as part of our reacpitalization. Because we assumed the liability and received no assets, the entire amount was charged to cost of recapitalization. No similar charge was incurred in 2005, nor do we expect additional future charges related to the recapitalization.

LOSS  ON  EXTINGUISHMENT  OF  DEBT

As described in Cost of Recapitalization we assumed $350,000 of convertible debt and $93,632 of accrued interest on that debt as part of our recapitalization. Subsequent to the recapitalization $148,955 of the debt was converted for common stock valued at $2,688,734 at the date of conversion. Accordingly we recognized a loss of $2,539,779 on extinguishment of the debt. We recognized the significant loss on extinguishment because the debt was not converted in accordance with its original terms. No similar loss was incurred in 2005, and in the second quarter of 2006, we settled the remaining $201,045 of convertible debt and $139,754 of accrued interest for $30,000 and recognized a $310,799 gain on extinguishment of debt.

NET  LOSS

Based on the factors described above, our net loss for the year ended June 30, 2005 of $4,390,948, was $661,555 higher than the $3,729,393 loss for the period from inception to June 30, 2004.

COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 2005 TO THE THREE MONTHS ENDED SEPTEMBER 30, 2004

REVENUE

Our revenue for the three months ended September 30, 2005 was $112,215 as compared to $92,511 for the three months ended September 30, 2004. We believe the $19,704 increase in revenues is primarily related to the normal growth of our business and to increased awareness of our services.

COST  OF  SALES

Cost of sales was 33% and 22% of revenue for the three months ended September 30, 2005 and the three months ended September 30, 2004, respectively. Cost of sales was 10% lower in 2004, as a percentage of revenue, due the normal fluctuation of costs as the mix of services and sale of prosthetic devices changes.

SELLING,  GENERAL  AND  ADMINISTRATIVE  EXPENSES

Our selling, general and administrative expenses for the three months ended September 30, 2005 and the three months ended September 30, 2004, were $165,762 and $142,001, respectively. These expenses are generally comprised of compensation and overhead for officers and outside consultants, and business model development. The $23,761 increase is related to the increased cost of growing our business and the greater use of outside professionals to implement our business plan.

STOCK-BASED  COMPENSATION

Stock based compensation has been a major cost component of our business and totaled $570,000 and $271,753 for the three months ended September 30, 2005 and the three months ended September 30, 2004, respectively. A lack of cash resources has caused us to use our common stock, when possible, to compensate outside consultants. Those consultants are important in helping us build business awareness and implementing our business plan and we will continue to use our common stock as a method of compensation until we can raise additional cash resources.

DEPRECIATION  EXPENSE

Depreciation expense was $4,688 and $4,612 for the three months ended September 30, 2005 and the three months ended September 30, 2004, respectively. The consistency is due to the fact that we have added very few new fixed assets since June 30, 2004.

INTEREST  EXPENSE

Interest expense was $6,031 and $4,667 for the three months ended September 30, 2005 and the three months ended September 30, 2004, respectively. Interest expense was higher in 2005 due to the fact that our convertible debt had an interest rate, tied to prime, that increased in 2005.

NET  LOSS

Based  on  the  factors described above, our net loss for the three months ended
September 30, 2005 of $671,483, was $320,802 higher than the $350,681 loss for the three months ended September 30, 2004.

LIQUIDITY

Since our inception, we have suffered significant net losses and has been dependent on outside investors to provide the cash resources to sustain its operations. During the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004, we incurred net losses of $4,390,948 and $3,729,393, respectively, and negative cash flows from operations of $298,454 and $312,148, respectively and our losses and negative cash flows from operations have continued in the quarter ended September 30, 2005. At September 30, 2005, we have a working capital deficit of $846,679 and a stockholders' deficit of $784,326.

Negative operating results and lack of cash resources caused our independent registered public accounting firm to indicate that substantial doubt exists regarding our ability to continue as a going concern.

We are implementing a plan to deal with our going concern issues. The first step in that plan was our recapitalization into a public shell on October 10, 2003. We believe that the recapitalization and our current plan to become a fully reporting public company will allow us, through private placements of our common stock, to raise the capital needed to expand operations to a level that will ultimately produce positive cash flows from operations.

Our long-term viability as a going concern is dependent on certain key factors, as follows:

- Our ability to obtain adequate sources of outside financing to support near term operations and to allow the Company to continue forward with current strategic plans.

- Our ability to increase our customer base and broaden our service capabilities.

- Our ability to ultimately achieve adequate profitability and cash flows to sustain continuing operations.

During the three months ended September 30, 2005, the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004, we raised $175,000, $321,500 and $425,000, respectively, from sale of our common stock. Those resources have been used and we must raise additional capital to continue our business.

Any additional debt or equity financing may be dilutive to our shareholders. Financing must be provided from our operations, or from the sale of equity securities, borrowing, or other sources of third party financing. The sale of equity securities could dilute our existing stockholders' interest, and borrowings from third parties could result in our assets being pledged as collateral and loan terms that would increase our debt service requirements and could restrict our operations. There is no assurance that capital will be available from any of these sources, or, if available, upon terms and conditions acceptable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK.

We are exposed to all of the normal risks inherent within the medical services industry, including commodity price risk, interest rate risk, and credit risk. We have not previously utilized any hedging instruments and have no plans to do so in the foreseeable future.

CREDIT  RISK

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of our accounts receivable are expected to be with customers relying upon the health insurance industry and are subject to normal industry credit risk. We intend to assess the financial strength of our customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.

INTEREST  RATE  RISK

Interest rate risk will exist principally with respect to any future indebtedness that bears interest at floating rates. At June 30, 2005, we had $201,045 of convertible debt that bears a floating rate tied to the prime rate. That debt was fully settled in November of 2005.

COMMODITY  PRICE  RISK

Our future financial condition, results of operations and the carrying value of our products and services depend primarily upon the prices we receive for our products and services. Our cash flow from operations is highly dependent on the amounts that we receive from health insurance providers for reimbursement of our products and services. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital.

ITEM 3. PROPERTIES

We lease approximately 3,200 square feet of space that includes our fabrication laboratory, six offices, two fitting/therapy rooms and a playroom/waiting area. We have a five year lease that expires in October 2008 for which we pay $4,590 per month in rent.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information at January 19, 2006, with respect to the beneficial ownership of shares of common stock by (i) each person known to us who owns beneficially more than 5% of the outstanding shares of common stock, (ii) each of our Directors, (iii) each of our Executive Officers and (iv) all of our Executive Officers and Directors as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. As of January 19, 2006, we had 99,578,462 shares of common stock issued and outstanding.


Title of class                       Name and address of     Number of Shares of   Percentage of Common
                                       beneficial owner          Common Stock            Stock (1)
---------------------------------  ------------------------  --------------------  ---------------------
                                   Linda Putback Bean
                                   Director, President and
                                   Secretary
                                   12926 Willowchase Drive
Common Stock                       Houston, Texas  77070          31,110,251  (2)                 30.33%
---------------------------------  ------------------------  --------------------  ---------------------
                                   Dan Morgan
                                   Vice President/Chief
                                   Prosthetist
                                   12926 Willowchase Drive
Common Stock                       Houston, Texas  77070           10,100,000 (3)                 10.04%
---------------------------------  ------------------------  --------------------  ---------------------
                                   Kenneth Bean
                                   Vice President, Principal
                                   Financial Officer and Director
                                   12926 Willowchase Drive
Common Stock                       Houston, Texas  77070          31,110,251  (4)                   -0-
---------------------------------  ------------------------  --------------------  ---------------------


                                   All Officers and Directors
Common Stock                       as a group (total of 2)        41,210,251  (5)                 40.37%
---------------------------------  ------------------------  --------------------  ---------------------

                                       22

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through  any  contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power,  which  includes the power to vote, or to direct the voting of shares; and (ii) investment power, which  includes  the power to dispose or direct the disposition of shares.  Certain shares may be deemed to  be  beneficially  owned by more than one person (if, for example, persons share the power to vote or the  power  to  dispose  of  the  shares).  In addition, shares are deemed to be beneficially owned by a person  if  the  person  has  the  right to acquire the shares (for example, upon exercise of an option)
within  60  days  of  the  date  as  of  which the information is provided.  In computing the percentage ownership  of  any  person,  the amount of shares is deemed to include the amount of shares beneficially owned  by  such  person  (and only such person) by reason of these acquisition rights.  As a result, the percentage  of  outstanding shares of any person as shown in this table does not necessarily reflect the person's  actual ownership or voting power with respect to the number of shares of common stock actually outstanding  on  January  19,  2006.  As of January 19, 2006, there were 99,578,462 shares of our common stock  issued  and  outstanding.

(2)   This  number specifically excludes 4,000,000 shares of common stock that were originally issued as part  of  the  initial  capitalization  of the company that were surrendered to the company in September
2005.   This number includes 900,000 shares of our common stock that are issuable upon the conversion of
900,000  shares  of Series A Convertible Preferred Stock.  Ms. Bean's ownership of 900,000 shares of our
Series  A  Convertible  Preferred  Stock represents 90% of our issued and outstanding shares of Series A
Convertible  Preferred  Stock.   The Series A Convertible Preferred Stock is convertible on a one-to-one basis for our common stock and receives 20-to-one voting privileges.  Therefore, Ms. Bean's common stock and  Series A Convertible Preferred Stock give her a total voting power of 48,210,251 shares, or 40.32%.

(3)  This  number  includes  100,000 shares of our common stock that are issuable upon the conversion of
100,000 shares of Series A Convertible Preferred Stock.  Mr. Morgan's ownership of 100,000 shares of our
Series  A  Convertible  Preferred  Stock represents 10% of our issued and outstanding shares of Series A
Convertible  Preferred  Stock.   The Series A Convertible Preferred Stock is convertible on a one-to-one basis  for  our  common  stock and receives 20-to-one voting privileges.  Therefore, Mr. Morgan's common stock  and  Series  A  Convertible Preferred Stock give him a total voting power of 12,10,000 shares, or
10.04%.

(4)  This  number  represents 31,110,251 shares of common stock beneficially owned by Mr. Bean's spouse,
Linda  Putback-Bean,  to  which  Mr.  Bean  disclaims  beneficial  ownership.

(5)  This  number includes 1,000,000 shares of our common stock that would be issued upon the conversion of  1,000,000  shares  of  our Series A Convertible Preferred Stock which is convertible on a one-to-one basis  and  has  20-to-one  voting  privileges.

We  are  not  aware  of any conditions that would result in a change of control.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

NAME                AGE                POSITION
------------------  ---  ------------------------------------
Linda Putback Bean   59  Chairman and President
Dan Morgan           57  Vice President/Chief Prosthetist
Kenneth Bean         59  Director, Vice President & Secretary

LINDA PUTBACK BEAN
------------------
Linda Putback-Bean (age 59), has served as a Director and President/CEO since our inception in October 2003. Ms. Bean is licensed by the State of Texas as a Prosthetist's Assistant. Ms. Bean served as a Partner in "Myoelectric Arms of The Americas" from June 2000 through September of 2003 through which Ms. Bean subcontracted pediatric prosthetic fittings for upper extremity patients. Ms. Bean also served as "National Pediatric Upper Extremity Specialist" for Hanger Corporation. Prior to her contract positions, she was employed as an upper extremity specialist with two prosthetics providers in Houston, Texas since 1986.

DAN  MORGAN
-----------
Dan Morgan (age 57) has served Vice President/Chief Prosthetist since our inception in October 2003. Mr. Morgan served as our director from October 2003 to June 2005. Mr. Morgan previously owned and operated his own prosthetics firm from 1984 to 1998. In 1998, Mr. Morgan sold his firm to Hanger Orthotics and Prosthetics. From 1998 to 2003, Mr. Morgan served as Manager of the firm sold to Hanger.

KENNETH  BEAN
-------------
Kenneth  W.  Bean  (age  59)  has  served  as  a  Director and Vice President of
Operations since our inception in October 2003. From April 2000 to October 2003, Mr. Bean served as Ms. Bean's partner and pilot fitting pediatric patients with upper extremity prosthetics. Prior to marrying Linda Putback-Bean in April 2000, Mr. Bean performed some business consulting and authored several books. Mr. Bean previously served as an executive officer of the U.S. branch of the Japanese-based Far East Trading Company from 1973 to 1976) and chief executive (Saudi Arabia) of the Singapore-based Robin Group of companies.

SIGNIFICANT  EMPLOYEES.  Jean  Gonzalez  is  certified  as  a prosthetist by the
----------------------
American Board of Certified Prosthetists and by the State of Texas. Ms. Gonzalez became an employee in December 2003. She has 19 years of experience and travels extensively to fit children on behalf of the Company.

FAMILY  RELATIONSHIPS.  Linda Putback Bean, our President and CEO, is married to
---------------------
Kenneth  Bean,  our  Vice  President  of  Operations.

INVOLVEMENT  IN  CERTAIN  LEGAL PROCEEDINGS. There have been no events under any
-------------------------------------------
bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

AUDIT  COMMITTEE.  Due  to  the  Company's size, the Board of Directors does not
-----------------
have  an  Audit  Committee.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth certain compensation information for the following individuals (our "named executive officers") for the fiscal years ended June 30, 2005 and 2004. No other executive officer received compensation over $100,000.

                                        SUMMARY COMPENSATION TABLE
                                        --------------------------

                                                 ANNUAL COMPENSATION                   LONG TERM COMPENSATION
---------------------------------------------------------------------------- --------------------------------------------
                                                                                 AWARDS         PAYOUTS
                                                                   Other     ------------------ ---------
                                                                   Annual  Restricted
    Name and                                                        Comp-     Stock    Options/ LTIP payouts   All Other
Principal Position       Title          Year     Salary    Bonus   ensation  Awarded   SARs(#)       ($)     Compensation
------------------  ----------------  -------  ----------  ------  --------  ------    -------  -----------  ------------
                                       2005    $ 84,000    $   0      0        0          0         0        $2,700,000(2)
Linda Putback       Chairman of the    2004    $ 56,000(1) $   0      0        0          0         0
Bean                Board, President                                  0        0          0         0
------------------  ----------------  -------  ----------  ------  --------  ------    -------  -----------  ------------
                    Vice
                    President/Chief    2005    $ 48,000    $   0      0        0          0         0         $ 919,886(3)
Dan Morgan          Prosthetist        2004    $ 20,000(4) $   0      0        0          0         0
------------------  ----------------  -------  ----------  ------  --------  ------    -------  -----------  ------------

(1)     Ms. Bean was paid $10,000 as contract labor during our start-up (3 months). $17,500 of her salary was accrued rather  than  paid  during  fiscal  years  2005,  and  2004 and remains in accrued liabilities at September 30, 2005.
(2)     Ms. Bean received 27,000,000 shares with a quoted market price of $0.10 per share as compensation. In 2006,
Ms. Bean returned 4,000,000 shares.
(3)     Mr.  Morgan  received  9,198,861  shares  with  a  quoted  market  price  of $0.10 per share as compensation.
(4)     Mr.  Morgan  was  paid  $4,000  as  contract  labor during our start-up (3 months). $22,500 of his salary was accrued rather than paid during fiscal years 2005, and 2004 and remains in accrued liabilities at September 30, 2005.


                                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                 -------------------------------------
                                          (Individual Grants)

                                                             Potential Realizable Value at
                                                                 Assumed Annual Rates of     Alternative to (f)
                Number of                                      Stock Price Appreciation for     and (g): Grant
               Securities   Percent of Total                           Options Term              Date Value
               Underlying    Options/SARs     Exercise
                Options/      Granted to      of Base
              SARS Granted    Employees in     Price  Expiration                            Grant Date Present
Name             (#)         Fiscal Year (%)  ($/Sh)     Date       5% ($)         10% ($)      Value ($)
(a)              (b)             (c) (1)       (d)        (e)        (f)              (g)          (h)
---------------  ----        ---------------  ------     -----     --------------------------    ---------
Linda Putback
Bean, Chairman
and President     -0-             -0-           -0-       -0-        -0-               -0-         -0-
---------------  ----        ---------------  ------     -----     --------------------------    ---------
Dan Morgan,
Vice President
and Chief
Prosthetist       -0-             -0-           -0-       -0-        -0-               -0-         -0-
---------------  ----        ---------------  ------     -----     --------------------------    ---------
TOTAL             -0-             -0-           -0-       -0-        -0-               -0-         -0-
---------------  ----        ---------------  ------     -----     --------------------------    ---------

The  Company  currently  has  no  outstanding  options  or  warrants.


AGGREGATED OPTION/SAR EXERCISES IN
LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
---------------------------------------------


                                                        Number of          Value of
                                                       Unexercised      Unexercised In-
                                                       Underlying          The-Money
                                                   Options/SARs at FY   Options/SARs at
                           Shares                        end (#);         FY end ($);
                         Acquired on  Value Realized  Exercisable/        Exercisable/
          Name           Exercise (#)     ($)        Unexercisable        Unexercisable
          (a)                (b)          (c)             (d)                  (e)
-----------------------  ------------    -----       --------------      ---------------

Linda Putback Bean,
Chairman and President       -0-         $ -0-           -0-/-0-            $ -0-
-----------------------  ------------    -----       --------------      ---------------
Dan Morgan, Vice
President and Chief
Prosthetist                  -0-         $ -0-           -0-/-0-            $ -0-
-----------------------  ------------    -----       --------------      ---------------


Long-Term Incentive Plans
-------------------------

None.

Director  Compensation
----------------------

We do not currently pay any compensation to our directors for their services. In the future, we may pay directors' expenses related to the attendance of board meetings.

Employment  Contracts,  Termination  of  Employment  and  Change-in-Control
---------------------------------------------------------------------------
Arrangements
------------

None.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following persons have any direct or indirect material interest in any transaction to which we were or are a party during the past three years, or in any proposed transaction to which the Company proposes to be a party:

a.   any  of  our  directors  or  executive  officers;
b.   any  nominee  for  election  as  one  of  our  directors;
c. any person who is known by us to beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
d. any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons named in paragraph (a), (b) or (c) above.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

We are currently authorized to issue 100,000,000 shares, $0.001 per share par value Common Stock. The following description of our Common Stock and certain provisions of our Articles of Incorporation, as amended (the "Articles") is a summary, does not purport to be complete, and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Articles and Bylaws, copies of which have been filed as exhibits to this Registration Statement.

The holders of common stock have the right to vote for the election of directors and for all other purposes. Each share of common stock is entitled to one vote in any matter presented to shareholders for a vote. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. Election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented. The outstanding shares of common stock are validly issued, fully paid and non-assessable. In the event of liquidation, dissolution or winding up of our affairs, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

Preferred  Stock
----------------

Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, with characteristics to be determined by the Board of Directors. On October 31, 2003, Articles of Amendment to the Articles of Incorporation provided for a series of preferred stock consisting of 1,000,000 shares, par value $0.001 per share, and designated as Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, into one fully paid and nonassesable share of Common Stock but includes voting privileges of 20 to
1. The holders of Series A Convertible Preferred Stock have the right to vote for the election of directors and for all other purposes. It is non-cumulative but participates in any declared distributions on an equal basis with common stock. The holders of Series A Convertible Preferred Shares are entitled to receive dividends when declared by the Board of Directors and have the same liquidation preference as the Common Stock. As of January 19, 2006, 1,000,000 shares of Series A Convertible Preferred Stock have been issued.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

On November 11, 2003, the Common Stock of the Company commenced trading on the "pink sheets" published by the National Quotation Bureau under the symbol
"PDPR". These over the counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transaction prices.


Quarter Ending:      High    Low
------------------  ------  ------
December 31, 2003   $ 0.40  $ 0.05
March 31, 2004      $ 0.24  $0.095
June 30, 2004       $0.185  $0.055
September 30, 2004  $0.125  $0.026
December 31, 2004   $ 0.12  $0.039
March 31, 2005      $ 0.16  $0.075
June 30, 2005       $ 0.16  $ 0.11
September 30, 2005  $ 0.15  $ 0.09
December 31, 2005   $ 0.12  $0.085

On  January  19, 2006, the closing bid for the Common Stock was $0.09 per share.
On January 19, 2006, there were 99,578,462 shares of common stock outstanding with approximately 342 stockholders of record.

DIVIDENDS

We have paid no dividends to date on our common stock. We reserve the right to declare a dividend when operations merit. However, payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.


                                    EQUITY COMPENSATION PLAN INFORMATION

                                                                                     Number of securities remaining
                     Number of securities to be                                      available for future issuance
                      issued upon exercise of        Weighted-average exercise         under equitycompensation
                    outstanding options, warrants   price of outstanding options,     plans (excluding securities
                            and rights                warrants and rights               reflected in column (a))
Plan category                  (a)                             (b)                               (c)
Equity compensation plans
approved by security holders    -0-                            -0-                                 -0-

Equity compensation plans not
approved by security holders    -0-                         $  -0-                                 -0-

Total                           -0-                         $  -0-                                 -0-

STOCK OPTION GRANTS

None.

ITEM 2. LEGAL PROCEEDINGS.

We  are  not  a  party  to  any  legal  proceedings.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the last three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act of 1933 as amended (the "Act") as provided in Section 4(2) thereof or, upon exemptions from registration under the Act as provided in Regulation D thereof. No underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering. We believe that each person had knowledge and experience in financial and business matters, which allowed them to evaluate the merits and risk of the receipt of our securities. We believe that each person was knowledgeable about our operations and financial condition.

COMMON  STOCK  ISSUED  FOR  CASH
During the year ended June 30, 2005 the Company sold 9,210,000 shares of common stock at prices ranging from $0.014 to $0.10, for net cash proceeds of $321,500. During the period from inception, October 10, 2003, to June 30, 2004, the Company sold 4,200,000 shares of common stock at prices ranging from $0.10 to $0.125, for net cash proceeds of $425,000.

COMMON  STOCK  ISSUED  FOR  SERVICES
The Company has issued shares of common stock for services to both employees/directors and outside consultants. During the year ended June 30, 2005 we issued 36,643,861 shares of common stock to employee/directors stock at market values ranging from $0.10 to $0.138 and recognized compensation expense of $3,665,136. During such period, we also issued 5,588,699 shares of common stock to outside consultants at market values ranging from $0.053 to $0.145 and recognized compensation expense of $355,128. During the period from inception, October 10, 2003, to June 30, 2004, we issued 3,250,000 shares of common stock at market values ranging from $0.110 to $0.184 and recognized compensation expense of $377,000.

COMMON STOCK ISSUED FOR CONVERSION OF DEBT AND PAYMENT OF ACCRUED INTEREST During the period from inception, October 10, 2003, to June 30, 2004, we issued 14,395,470 shares of common stock for the conversion of convertible debt and accrued interest on convertible debt notes totaling $148,955.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws provide, as permitted by governing Idaho law, that our directors and officers shall not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. The Articles further provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil litigation or criminal action brought against them on account of their being or having been our directors or officers unless, in such action, they are adjudged to have acted with gross negligence or willful misconduct.

The inclusion of these provisions in the Articles may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

The Articles provide for the indemnification of our executive officers and directors, and the advancement to them of expenses in connection with any proceedings and claims, to the fullest extent permitted by Idaho law. The Articles include related provisions meant to facilitate the indemnity's receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken, and (iii) the establishment of certain presumptions in favor of an indemnitee.

PART F/S
Our financial statements and supplementary financial data, which begin on page F-1, are included elsewhere in this report.

PEDIATRIC PROSTHETICS, INC.
FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

PEDIATRIC PROSTHETICS, INC.
TABLE OF CONTENTS


                                                                        PAGE

Report Of Independent Registered Public Accounting Firm                  F-3

Financial Statements

     Balance Sheets As Of June 30, 2005 and 2004                         F-4

     Statements of Operations for the Year Ended
          June 30, 2005 and for the Period from Inception,
          October 10, 2003, to June 30, 2004                             F-5

     Statements of Stockholders' Deficit for the Year
          Ended June 30, 2005 and for the Period from Inception,
          October 10, 2003, to June 30, 2004                             F-6

     Statements of Cash Flows for the Year Ended
          June 30, 2005 and 2004 and for the Period from Inception,
          October 10, 2003, to June 30, 2004                             F-7

     Notes To Financial Statements                                       F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



Board of Directors and Stockholders
Pediatric Prosthetics, Inc.

We have audited the accompanying balance sheets of Pediatric Prosthetics, Inc. (the "Company") at June 30, 2005 and 2004, and the related statements of operations, stockholders' deficit, and cash flows for the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2005 and 2004, and the results of its operations and its cash flows for the for the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has negative working capital and a net capital deficiency at December 31, 2005 that raise substantial doubt about its ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Malone & Bailey, PC
www.malone-bailey.com

Houston, Texas
January 19, 2006


PEDIATRIC PROSTHETICS, INC.
BALANCE SHEETS
JUNE 30, 2005 AND 2004


                                                                   2005          2004
                                                               -----------   -------------
                             ASSETS
Current assets:
  Cash and cash equivalents                                    $    29,818   $     9,110
  Trade accounts receivable, net                                    73,422        53,704
  Prepaid expenses and other current assets                         16,492        10,262
                                                               -----------   -------------
     Total current assets                                          119,732        73,076

Furniture and equipment, net                                        81,229        95,279
                                                               -----------   -------------
        Total assets                                           $   200,961   $   168,355
                                                               ===========   =============
                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
  Trade accounts payable                                       $    89,280   $    63,952
  Accrued liabilities                                              183,791       127,329
  Convertible debt
                                                                   201,045       201,045
  Due to related party                                                 500           500
                                                               -----------   -------------
    Total current liabilities                                      474,616       392,826

Deferred rent                                                       14,188        14,188
                                                               -----------   -------------
      Total liabilities                                            488,804       407,014
                                                               -----------   -------------
Commitments and contingencies:

Stockholders' deficit:
  Preferred stock, par value $0.001; authorized 10,000,000
     shares; issued and outstanding 1,000,000 shares                 1,000         1,000
  Common stock, par value $0.001; authorized 100,000,000
    shares; issued and outstanding 88,878,452 and
    37,435,892 shares at June 30, 2005 and 2004, respectively       88,878        37,436
  Additional paid-in capital                                     7,742,620     3,452,298
  Accumulated deficit                                           (8,120,341)   (3,729,393)
                                                               -----------   -------------
      Total stockholders' deficit                                 (287,843)     (238,659)
                                                               -----------   -------------
        Total liabilities and stockholders' deficit            $   200,961   $   168,355
                                                               ===========   =============

    The accompanying notes are an integral part of these financial statements


PEDIATRIC PROSTHETICS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005 AND FOR THE PERIOD FROM INCEPTION,
OCTOBER 10, 2003 TO JUNE 30, 2004

                                                                               INCEPTION
                                                                              TO JUNE 30,
                                                                    2005          2004
                                                                -----------   -------------
Revenue                                                         $   416,459   $   157,530

Cost of sales                                                       137,421        83,632
                                                                -----------   -------------
      Gross margin                                                  279,038        73,898
                                                                -----------   -------------
Operating expenses:
  Selling, general and administrative expenses, except
    depreciation and stock-based compensation                       608,143       417,570
  Stock-based compensation                                        4,020,264       377,000
  Depreciation expense                                               16,388         8,463
                                                                -----------   -------------
    Total operating expenses                                      4,644,795       803,033
                                                                -----------   -------------
      Loss from operations                                       (4,365,757)     (729,135)
                                                                -----------   -------------
Other income and (expenses):
  Interest income                                                        83             1
  Interest expense                                                  (25,274)      (16,848)
  Cost of re-capitalization                                               -      (443,632)
  Loss on extinguishment of debt                                          -    (2,539,779)
                                                                -----------   -------------
    Total other income and (expense), net                           (25,191)   (3,000,258)
                                                                -----------   -------------
      Net loss                                                  $(4,390,948)  $(3,729,393)
                                                                ===========   =============
Net loss per common share - basic and diluted                   $     (0.07)  $     (0.17)
                                                                ===========   =============
Weighted average common shares outstanding - basic and diluted   66,593,932    21,676,979
                                                                ===========   =============

    The accompanying notes are an integral part of these financial statements



PEDIATRIC PROSTHETICS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2005 and for the Period From Inception,
October 10, 2003, to June 30, 2004

                                                                                   Additional
                                    Preferred Stock             Common Stock         Paid-In       Accumulated
                                  Shares      Amount        Shares       Amount      Capital         Deficit         Total
                               ----------    ---------    -----------    --------  -----------   -------------    ------------
Balance at October 10, 2003            -     $       -          1,000     $ 1,000  $        -    $          -     $     1,000
Re-capitalization, effective
     October 10, 2003          1,000,000         1,000     15,089,422      14,090     (15,090)              -               -
Common stock issued for cash           -             -      4,200,000       4,200     420,800               -         425,000
Common stock issued for
     services to non-employees         -             -      3,250,000       3,250     372,750               -         376,000
Common stock issued for
     conversion of debt to equity      -             -     14,895,470      14,896   2,673,838               -       2,688,734
Net loss                               -             -              -           -           -      (3,729,393)     (3,729,393)
                               ----------    ---------    -----------    --------  -----------   -------------    ------------
Balance at June 30, 2004       1,000,000         1,000      37,435,892     37,436    3,452,298     (3,729,393)       (238,659)
Common stock issued for cash           -             -       9,210,000      9,210      312,290              -         321,500
Common stock issued for
  services to non-
  employees                            -             -       5,588,699      5,589      349,539              -         355,128
Common stock issued for
  services to employees                -             -      36,643,861     36,643    3,628,493              -       3,665,136
Net loss                               -             -               -          -            -     (4,390,948)     (4,390,948)
                               ----------    ---------    -----------    --------  -----------   -------------    ------------
Balance at June 30, 2005       1,000,000     $   1,000      88,878,452    $88,878  $ 7,742,620   $ (8,120,341)    $  (287,843)
                               ==========    =========    ===========    ========  ===========   =============    ============

   The accompanying notes are an integral part of these financial statements


PEDIATRIC PROSTHETICS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005 AND FOR THE PERIOD FROM INCEPTION,
OCTOBER 10, 2003, TO JUNE 30, 2004

                                                                         INCEPTION
                                                                       TO JUNE 30,
                                                             2005          2004
                                                         ------------  -------------
Cash Flows From Operating Activities
  Net loss                                               $(4,390,948)  $(3,729,393)
  Adjustments to reconcile net loss to net cash used by
    operating activities
    Depreciation expense                                      16,388         8,463
    Provision for doubtful accounts                            8,340        50,104
    Stock-based compensation                               4,020,264       377,000
    Cost of re-capitalization                                      -       443,632
    Loss on extinguishment of debt                                 -     2,539,779
    Deferred rent                                                  -        14,188
    Changes in operating assets and liabilities:
      Accounts receivable                                    (28,058)     (103,808)
      Prepaid expenses and other current assets               (6,230)      (10,262)
      Accounts payable                                        25,328        63,952
      Accrued liabilities                                     56,462        33,697
      Due to related party                                         -           500
                                                         ------------  -------------
        Net cash used by operating activities               (298,454)     (312,148)
                                                         ------------  -------------
Cash Flows From Investing Activities
  Purchase of furniture and equipment                         (2,338)     (103,742)
                                                         ------------  -------------
        Net cash used by investing activities                 (2,338)     (103,742)
                                                         ------------  -------------
Cash Flows From Financing Activities:
  Proceeds from sale of common stock                         321,500       425,000
                                                         ------------  -------------
        Net cash provided by financing activities            321,500       425,000
                                                         ------------  -------------
Net increase in cash and cash equivalents                     20,708         9,110

Cash and cash equivalents, beginning of period                 9,110             -
                                                         ------------  -------------
Cash and cash equivalents, end of period                 $    29,818   $     9,110
                                                         ============  =============

    The accompanying notes are an integral part of these financial statements

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS


1.     BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       --------------------------------------------------------------------

GENERAL

Pediatric Prosthetics, Inc. (the "Company") is a Company involved in the design, fabrication and fitting of custom-made artificial limbs. The Company's focus is infants and children and the comprehensive care and training needed by those infants and children and their parents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION  OF  CREDIT  RISK

Cash and cash equivalents and accounts receivable are the primary financial instruments that subject the Company to concentrations of credit risk. The Company maintains its cash deposits with major financial institutions selected based upon management's assessment of the financial stability. Balances periodically exceed the $100,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits.

Accounts receivable arise from sales of orthopedic and prosthetic devices and related services to individual customers located primarily in the United States. The Company receives payment for sales and services from individual patients, third-party insurers, private donors and governmentally funded health insurance programs. The Company does not require collateral for credit granted, but periodically reviews accounts receivable for collection issues and provides an allowance for doubtful accounts based on those reviews.

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (See Note 5). Repairs and maintenance costs are expensed as incurred.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS

1.     BASIS  OF  PRESENTATION  AND  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
       -------------------------------------------------------------------------
CONTINUED
---------

INCOME  TAXES

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance, if necessary, is provided against deferred tax assets, based upon management's assessment as to their realization.

REVENUE  RECOGNITION

Revenues from the sale of prosthetic devices and related services generated through the billing departments of the Host-Affiliates are recorded only upon actual cash receipt of the Company's contracted portion of the funds collected by that Host-Affiliate. Those cash receipts are net of any costs of goods, and so are considered a "fee for services".

When the Company directly bills the customer, the revenues on the sale of prosthetic devices and related services to patients, are recorded when the device is accepted by the patient, provided that (i) there are no uncertainties regarding customer acceptance; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed and determinable; and (iv) collection is deemed probable.

Sales billed directly by the Company are recorded at "usual and customary" rates, expressed as a percentage above Medicare procedure billing codes. Billing codes are frequently updated. As soon as updates are received, the Company reflects the change in its billing system. There is generally a "co-payment" component of each billing for which the patient-family is responsible. When the final appeals process to the third party payors is completed, the patient family is billed for the remaining portion of the "usual and customary" rate. As part of the Company's preauthorization process with payors, it validates its ability to bill the payor, if applicable, for the service provided before the delivery of the device. Subsequent to billing for devices and services, there may be problems with pre-authorization or with other insurance issues with payors. If there has been a lapse in coverage, or an outstanding "co-payment" component, the patient is financially responsible for the charges related to the devices and services received. If the Company is unable to collect from the patient, a bad debt expense is recognized.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS


1.     BASIS  OF  PRESENTATION  AND  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
       -------------------------------------------------------------------------
CONTINUED
---------

NEW ACCOUNTING PRONOUNCEMENTS.

In December 2004, the Financial Accounting Standard Board (FASB) issued a revision to Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123R). SFAS 123R eliminates the Company's ability to use the intrinsic value method of accounting under APB 25, and generally requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of those equity instruments. Among other things, SFAS 123R also requires entities to estimate the number of instruments for which the requisite service is expected to be rendered, and if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification. In addition, SFAS 123R amends FASB Statement No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective generally for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under the original Statement 123 will apply this revised statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under the original Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original Statement 123. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement at the effective date. Although the exact amount cannot be estimated at this time, the Company expects that the adoption of this statement will have a material effect on its financial statements.

2.     GOING CONCERN CONSIDERATIONS
       ----------------------------

Since its inception, the Company has suffered significant net losses and has been dependent on outside investors to provide the cash resources to sustain its operations. During the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004, the Company net losses of $4,390,948 and $3,729,393, respectively, and negative cash flows from operations of $298,454 and $312,148, respectively.

Negative operating results have produced a working capital deficit of $354,884 and a stockholders' deficit of $287,843, at June 30, 2005. The Company's negative financial results and its current financial position raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently implementing it plans to deal with going concern issues. The first step in that plan was its recapitalization into a public shell on October 10, 2003. Management believes that the recapitalization and its current plan to become a fully reporting public company will allow the Company, through private placements of its common stock, to raise the capital to expand operations to a level that will ultimately produce positive cash flows from operations.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS

2.     GOING  CONCERN  CONSIDERATIONS,  continued
       ------------------------------

The Company's long-term viability as a going concern is dependent on certain key factors, as follows:

- The Company's ability to obtain adequate sources of outside financing to support near term operations and to allow the Company to continue forward with current strategic plans.

- The Company's ability to increase its customer base and broaden its service capabilities.

- The Company's ability to ultimately achieve adequate profitability and cash flows to sustain continuing operations.


3.     RECAPITALIZATION
       ----------------

On October 10, 2003, Pediatric Prosthetics, Inc., entered into an acquisition agreement (the "Agreement") with Grant Douglas Acquisition Corp. ("GDAC") whereby the Company agreed to exchange 100% of its outstanding stock for 8,011,390 shares or 53% of GDAC common stock and 1,000,000 shares or 100% of GDAC Series A Convertible Preferred Stock. The Agreement represented a re-capitalization of Pediatric Prosthetics, Inc., with accounting treatment similar to that used in a reverse acquisition, except that no goodwill or intangibles are recorded. A re-capitalization is characterized by the merger of a private operating company into a non-operating public shell corporation with nominal net assets and typically results in the owners and managers of the private company having effective or operating control after the transaction. Pediatric Prosthetics, Inc., the private operating company, emerged as the surviving financial reporting entity under the Agreement, but GDAC remained as the legal reporting entity and adopted a name change to Pediatric Prosthetics, Inc. The accompanying financial statements present the historical financial results of the previously private Pediatric Prosthetics, Inc.

The consideration given by the Company in the re-capitalization was $443,632 related to the assumption of a $350,000 convertible note and $93,632 of accrued interest on such note that was held in the public shell. In November through June of 2004 the Company repaid $148,955 of note principal through issuance of common stock with a fair value of $2,688,734 and recognized a $2,539,779 loss on extinguishment of debt. (See Note 6)

Subsequent to June 30, 2005, the Company negotiated the extinguishment of the remaining convertible debt of $201,045 and accrued interest of $139,754 for a cash payment of $30,000. Accordingly, during the year ending June 30, 2006, the Company will recognize a gain on extinguishment of debt of $310,799.

4.     ACCOUNTS  RECEIVABLE
       --------------------

Accounts  receivable,  at  June  30,  2005 and 2004, consisted of the following:

                                              2005     2004
                                            --------  -------
      Accounts receivable                   $100,501  $53,704
      Less allowance for doubtful accounts    27,079        -
                                            --------  -------
        Total                               $ 73,422  $53,704
                                            ========  =======

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS

5.     FURNITURE AND EQUIPMENT
       -----------------------

Property  and  equipment, at June 30, 2005 and 2004, consisted of the following:


                                        LIFE        2005        2004
                                     ----------- ----------- ---------
      Furniture and fixtures          1-5 years   $ 17,295   $ 16,918
      Machinery and equipment        2- 7 years     25,848     23,887
      Leasehold improvements            5 years     62,937     62,937
                                                 ----------- ----------

                                                   106,080    103,742
      Less accumulated depreciation                (24,851)    (8,463)
                                                 ----------- ----------
                                                  $ 81,229   $ 95,279
                                                 =========== ==========

6.     CONVERTIBLE DEBT
       ----------------

Convertible debt at June 30, 2005 and 2004 represents remaining amounts due under a $350,000 convertible note agreement (The "Note") dated February 27, 2001, and bearing interest at the Bank of America prime rate plus 5% per year (Interest rate of 11.25% at June 30, 2005). The Company assumed the Note in connection with the re-capitalization described in Note 3. Under the original terms of the Note, the holder was entitled, at any time after April 25, 2001, to convert the principal amount of this Note or any portion of the principal amount into shares of the Company's common stock at a conversion price equal (at the holder's discretion) to the lesser of (i) the opening bid price on the first trading day immediately following the date that GDAC began trading or (ii) the 5 day average closing bid price immediately preceding the date of notice of conversion. In no event, however, was the conversion price to be lower than $0.005 per share.

Subsequent to the re-capitalization, the Company allowed the holder to convert $148,955 of the Note principal to 14,895,470 shares of the Company's common stock using a price of $0.01 per share. The conversions were not in accordance with the original convertible note agreement and the shares issued had a fair value of $2,688,734 on the dates of conversion. Accordingly, the Company and recognized a $2,539,779 loss on extinguishment of debt.

7.     INCOME  TAXES
       -------------

At June 30, 2005 the Company has a net operating loss carry-forward ("NOL") of approximately $683,000 expiring through 2025. The Company has a deferred tax asset of approximately $232,000 resulting from this NOL. The loss carry-forwards related to GDAC prior to the re-capitalization are insignificant and are subject to certain limitations under the Internal Revenue Code, including Section 382 of the Tax Reform Act of 1986. Accordingly, such losses are not considered in the calculation of deferred tax assets. The ultimate realization of the Company's deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the NOL. Due to the nature of this NOL and because realization is not assured, management has established a valuation allowance relating to the deferred tax asset at both June 30, 2005 and 2004, in an amount equal to the deferred tax asset.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS

7.     INCOME  TAXES,  CONTINUED
       -------------------------

The composition of deferred tax assets and the related tax effects at June 30, 2005 and 2004 are as follows:

                                      2005        2004
                                   ----------  ----------
      Net operating losses         $ 227,329   $ 114,472
      Deferred rent                    4,824       4,824
                                   ----------  ----------
        Total deferred tax assets    232,153     118,318
        Valuation allowance         (232,153)   (118,318)
                                   ----------  ----------
        Net deferred tax asset     $           $
                                   ==========  ==========

The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax loss for the years ended June 30, 2005 and 2004, is as follows:

                                                 2005                   2004
                                         --------------------    ------------------
                                            AMOUNT       %       AMOUNT        %
                                         -----------   ------------------    ------

      Benefit for income tax at federal  $ 1,492,922    34.0%  $1,267,993     34.0%
        statutory rate
      Loss on debt extinguishments                 -       -     (863,524)   (22.4)
      Non deductible cost of
         re-capitalization                         -       -     (150,835)    (4.1)
      Non-deductible stock-based
        compensation                      (1,366,890)  (31.1)    (128,180)    (4.1)
      Non-deductible accrued interest        (10,173)   (0.2)      (5,508)    (0.1)
      Other non-deductible expenses           (2,024)   (0.0)      (1,628)    (0.0)
      Change in valuation allowance         (113,835)   (2.6)    (118,318)    (3.2)
                                         ------------  -------   ---------   -------
      Effective rate                     $         -       -%    $      -        -%
                                         ============  =======   =========   =======

8.     COMMITMENTS AND CONTINGENCIES
       -----------------------------

OPERATING LEASE

The Company leases office facilities under a long-term operating lease. The lease provides for one, five- year renewal option and includes provisions for the Company to pay certain maintenance and operating costs of the landlord, that increase if the costs to the landlord increase. The lease agreement includes scheduled base rent increases over the term of the lease; however, rent expense is being recognized on a straight-line basis over the term of the lease. Accordingly, at June 30, 2005 and 2004, the balance sheet reflects $14,188 of deferred lease expense.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS

8.     COMMITMENTS  AND  CONTINGENCIES,  CONTINUED
       -------------------------------------------

OPERATING  LEASE,  CONTINUED

Rent expense under operating leases was $62,032 and $29,494 during the year ended June 30, 2005 and the period from inception, October 10, 2003, to June 30, 2004, respectively.

Minimum lease payments due under leases with original lease terms of greater than one year and expiration dates subsequent to June 30, 2005, are summarized as follows:


YEAR ENDING
  JUNE 30,            AMOUNT
                     --------
   2006             $ 44,006
   2007               45,616
   2008               47,226
   2009               32,200
                     --------
                    $169,048
                     ========

Included in other current assets at June 30, 2005 and 2004 is a security deposit of $3,488, related to the Company's office lease.

CONSULTING  CONTRACTS

The Company has entered into consulting contracts with twelve host companies with facilities at various locations in the United States. These consulting agreements allow the Company to use the host facilities to provide fitting of custom-made artificial limbs and related care and training in exchange for a split of revenues of 30% to the Company and 70% to the host company if the host company provides the patient and 70% to the Company and 30% to the host company if the Company provides the patient. These contracts generally have automatic renewals every six months unless either party gives a termination notice.

CONTINGENCIES

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

9.     STOCKHOLDERS' EQUITY
       --------------------

PREFERRED STOCK

The Company has 10,000,000 authorized shares of preferred stock, par value $0.001 per share in addition to its authorized common stock. To date the Company has issued 1,000,000 shares of Series A Convertible Preferred Stock ("Series A") to the founders of Pediatric Prosthetics, Inc. The Series A is convertible to common stock on a share for share basis but includes voting privileges of 20 to 1. It is non-cumulative but participates in any declared distributions on an equal basis with common stock.

PEDIATRIC PROSTHETICS, INC.
NOTES TO FINANCIAL STATEMENTS


9.     STOCKHOLDERS'  EQUITY,  CONTINUED
       ---------------------

COMMON  STOCK  ISSUED  FOR  CASH

From time to time, in order to fund operating activities of the Company, common stock is issued for cash. Depending on the nature of the offering and restrictions imposed on the shares being sold, the sales price of the common stock may be below the fair market value of the underlying common stock on the date of issuance. During the year ended June 30, 2005 the Company issued 9,210,000 shares of common stock at prices ranging from $0.014 to $0.100, for net cash proceeds of $321,500. During the period from inception, October 10, 2003, to June 30, 2004, the Company issued 4,200,000 shares of common stock at prices ranging from $0.10 to $0.125, for net cash proceeds of $425,000.

COMMON  STOCK  ISSUED  FOR  SERVICES

The Company has issued shares of common stock for services to both employees/directors and outside consultants. During the year ended June 30, 2005 the Company issued 36,643,861 shares of common to employee/directors stock at market values ranging from $0.10 to $0.138 and recognized compensation expense of $3,665,136. During such period, the Company also issued 5,588,699 shares of common stock to outside consultants at market values ranging from $0.053 to $0.145 and recognized compensation expense of $355,128. During the period from inception, October 10, 2003, to June 30, 2004, the Company issued 3,250,000 shares of common stock at market values ranging from $0.110 to $0.184 and recognized compensation expense of $376,000.

COMMON  STOCK  ISSUED  FOR  CONVERSION  OF  DEBT AND PAYMENT OF ACCRUED INTEREST

During the period from inception, October 10, 2003, to June 30, 2004, the Company issued 14,895,470 shares of common stock for the conversion of convertible debt and accrued interest on convertible debt notes totaling $148,955. The notes were assumed under the agreement and the Company recognized a $2,539,779 loss on extinguishment of debt because the $2,688,734 fair value of the common stock issued exceeded the carrying value of the debt.

10.     401(K)  SALARY  DEFERRAL  PLAN
        ------------------------------

The Company has a 401(k) salary deferral plan (the "Plan") which became effective on January 1, 1998, for eligible employees who have met certain service requirements. The Plan provides for discretionary Company matching contributions; however the Company made no contributions during the year ended June 30, 2005 or the period from inception, October 10, 2003, to June 30, 2004. Accordingly, the Company recognized no expense under the Plan in 2005 or 2004.

PEDIATRIC PROSTHETICS, INC.
---------------------------
NOTES TO FINANCIAL STATEMENTS


11.     SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION
        -----------------------------------------------------

CASH PAID FOR INTEREST EXPENSE AND INCOME TAXES

During the year ended June 30, 2005 and for the period from inception, October 10, 2003, to June 30, 2004, the Company made payments for interest expense of $4,833 and $475, respectively. The Company made no cash payments for income taxes during the year ended June 30, 2005 or during the period from inception, October 10, 2003, to June 30, 2004.

NON-CASH FINANCING AND INVESTING ACTIVITIES

During the period from inception, October 10, 2003, to June 30, 2004, the Company exchanged 14,895,470 shares of common stock for the conversion of $148,955 of convertible debt.

PEDIATRIC PROSTHETICS, INC.
UNAUDITED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

PEDIATRIC PROSTHETICS, INC.
TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Financial Statements

  Unaudited Balance Sheets As Of September 30, 2005             F-3
    and June 30, 2005

  Unaudited Statements of Operations for the Three
    Months Ended September 30, 2005 and 2004                    F-4

  Unaudited Statements of Stockholders' Deficit for the
    Three Months Ended September 30, 2005                       F-5

  Unaudited Statements of Cash Flows for the Three
    Months Ended September 30, 2005 and 2004                    F-6

  Notes To Unaudited Financial Statements                       F-7


PEDIATRIC PROSTHETICS, INC.
UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2005 AND JUNE 30, 2005


                                                      SEPTEMBER 30, 2005     JUNE 30, 2005
                                                      -------------------    -------------
                               ASSETS
Current assets:
  Cash and cash equivalents                           $            99,978    $      29,818
  Trade accounts receivable, net                                   81,242           73,422
  Prepaid expenses and other current assets                        15,568           16,492
                                                      -------------------    -------------

    Total current assets                                          196,788          119,732

Furniture and equipment, net                                       76,541           81,229
                                                      -------------------    -------------

      Total assets                                    $           273,329    $     200,961
                                                      ===================    =============

               LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Trade accounts payable                              $            92,292    $      89,280
  Accrued stock-based compensation                                570,000                -
  Other accrued liabilities                                       179,630          183,791
  Convertible debt
                                                                  201,045          201,045
  Due to related party                                                500              500
                                                      -------------------    -------------

    Total current liabilities                                   1,043,467          474,616

Deferred rent                                                      14,188           14,188
                                                      -------------------    -------------

      Total liabilities                                         1,057,655          488,804
                                                      -------------------    -------------

Commitments and contingencies:

Stockholders' deficit:
  Preferred stock, par value $0.001; authorized
    10,000,000; 1,000,000 issued and outstanding                    1,000            1,000
  Common stock, par value $0.001; authorized 100,000,000
    shares; issued and outstanding 88,378,452 and 88,878,452
    at September 30, 2005 and June 30, 2005 respectively           88,378           88,878
  Additional paid-in capital                                    7,918,120        7,742,620
  Accumulated deficit                                          (8,791,824)      (8,120,341)
                                                      -------------------    -------------

    Total stockholders' deficit                                  (784,326)        (287,843)
                                                      -------------------    -------------
      Total liabilities and stockholders' deficit             $   273,329    $     200,961
                                                      ===================    =============

     The accompanying notes are an integral part of these unaudited financial statements

PEDIATRIC PROSTHETICS, INC.
UNAUDITED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004


                                                                    2005          2004
                                                                -----------   ------------
Revenue                                                         $   112,215   $    92,511

Cost of sales                                                        37,217        20,199
                                                                -----------   ------------
      Gross margin                                                   74,998        72,312
                                                                -----------   ------------
Operating expenses:
  Selling, general and administrative expenses
                                                                    165,762       142,001
  Stock-based compensation                                          570,000       271,753
  Depreciation expense                                                4,688         4,612
                                                                -----------   ------------
    Total operating expenses                                        740,450       418,366
                                                                -----------   ------------
      Loss from operations                                         (665,452)     (346,054)
                                                                -----------   ------------
Other income and (expenses):
  Interest income                                                         -            40
  Interest expense                                                   (6,031)       (4,667)
                                                                -----------   ------------
    Total other expense, net                                         (6,031)       (4,627)
                                                                -----------   ------------
      Net loss                                                  $  (671,483)  $  (350,681)
                                                                ===========   ============
Net loss per common share - basic and diluted                   $     (0.01)  $     (0.01)
                                                                ===========   ============
Weighted average common shares outstanding - basic and diluted   91,758,887    41,017,600
                                                                ===========   ============



     The accompanying notes are an integral part of these unaudited financial statements


PEDIATRIC PROSTHETICS, INC.
UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Three Months Ended September 30, 2005

                                                                                   Additional
                                     Preferred Stock          Common Stock           Paid-In       Accumulated
                                   Shares      Amount      Shares        Amount      Capital         Deficit        Total
                                 ---------  ----------    ---------     --------  -------------    -----------   ----------
Balance at June 30, 2005         1,000,000  $   1,000     88,878,452    $ 88,878  $   7,742,620    $(8,120,341)  $ (287,843)

Common stock issued for cash             -          -      3,500,000       3,500        171,500              -      175,000

Common stock surrendered to
  treasury by major stockholder/
  officer/director                       -          -     (4,000,000)     (4,000)         4,000              -            -

Net loss                                 -          -              -           -              -       (671,483)    (671,483)
                                 ---------  ----------    ---------     --------  -------------    -----------   ----------
Balance at September 30, 2005    1,000,000  $   1,000     88,378,452    $ 88,378  $   7,918,120    $(8,791,824)  $ (784,326)
                                 =========  ==========    =========     ========  =============    ===========   ==========

    The accompanying notes are an integral part of these unaudited financial statements


PEDIATRIC PROSTHETICS, INC.
UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                            2005        2004
                                                         ----------  -----------
Cash Flows From Operating Activities
  Net loss                                               $(671,483)  $(350,681)
  Adjustments to reconcile net loss to net cash used by
    operating activities
    Depreciation expense                                     4,688       4,612
    Provision for doubtful accounts                          7,933      24,673
    Stock-based compensation                                     -     271,753
    Changes in operating assets and liabilities:
      Accounts receivable                                  (15,753)    (49,064)
      Prepaid expenses and other current assets                924      (2,011)
      Accounts payable                                       3,012      18,080
      Accrued stock-based compensation                     570,000           -
      Accrued liabilities                                   (4,161)     28,254
                                                         ----------  -----------
        Net cash used by operating activities             (104,840)    (54,384)
                                                         ----------  -----------
Cash Flows From Investing Activities
  Purchase of furniture and equipment                            -        (215)
                                                         ----------  -----------
        Net cash used by investing activities                    -        (215)
                                                         ----------  -----------
Cash Flows From Financing Activities:
  Proceeds from sale of common stock                       175,000      60,000
                                                         ----------  -----------
        Net cash provided by financing activities          175,000      60,000
                                                         ----------  -----------
Net increase in cash and cash equivalents                   70,160       5,401

Cash and cash equivalents, beginning of period              29,818       9,110
                                                         ----------  -----------
Cash and cash equivalents, end of period                 $  99,978   $  14,511
                                                         ==========  ===========
Supplemental Disclosure Of Cash Flow Information
  Cash payments of:
  Interest expense                                       $   6,031   $   3,054

  Income taxes                                           $       -   $       -

     The accompanying notes are an integral part of these unaudited financial statements

PEDIATRIC PROSTHETICS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       --------------------------------------------------------------------

GENERAL

Pediatric Prosthetics, Inc. (the "Company") is a Company involved in the design, fabrication and fitting of custom-made artificial limbs. The Company's focus is infants and children and the comprehensive care and training needed by those infants and children and their parents.

INTERIM  FINANCIAL  STATEMENTS

The unaudited condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments that are, in the opinion of management, necessary to fairly present such information. All such adjustments are of a normal recurring nature. Although Maverick believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures, including a description of significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), have been condensed or omitted pursuant to such rules and regulations.

These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's 2005 Annual Report. The results of operations for interim periods are not necessarily indicative of the results for any subsequent quarter or the entire fiscal year ending June 30, 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE  RECOGNITION

Revenues from the sale of prosthetic devices and related services generated through the billing departments of the Host-Affiliates are recorded only upon actual cash receipt of the Company's contracted portion of the funds collected by that Host-Affiliate. Those cash receipts are net of any costs of goods, and so are considered a "fee for services".

When the Company directly bills the customer, the revenues on the sale of prosthetic devices and related services to patients, are recorded when the device is accepted by the patient, provided that (i) there are no uncertainties regarding customer acceptance; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed and determinable; and (iv) collection is deemed probable.

PEDIATRIC PROSTHETICS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
       --------------------------------------------------------------------
continued

REVENUE  RECOGNITION,  CONTINUED

Sales billed directly by the Company are recorded at "usual and customary" rates, expressed as a percentage above Medicare procedure billing codes. Billing codes are frequently updated. As soon as updates are received, the Company reflects the change in its billing system. There is generally a "co-payment" component of each billing for which the patient-family is responsible. When the final appeals process to the third party payors is completed, the patient family is billed for the remaining portion of the "usual and customary" rate. As part of the Company's preauthorization process with payors, it validates its ability to bill the payor, if applicable, for the service provided before the delivery of the device. Subsequent to billing for devices and services, there may be problems with pre-authorization or with other insurance issues with payors. If there has been a lapse in coverage, or an outstanding "co-payment" component, the patient is financially responsible for the charges related to the devices and services received. If the Company is unable to collect from the patient, a bad debt expense is recognized.

RECENTLY ISSUED PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The new statement is effective for public entities no later than the beginning of the first fiscal year beginning after June 15, 2005. The Company adopted the new statement on July 1, 2005. The adoption of this new statement did not affect the Company's results of operations or net income per share, but may have a significant future effect as the Company will be required to expense the fair value of all share-based payments.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

2.     GOING CONCERN CONSIDERATIONS
       ----------------------------

Since its inception, the Company has suffered significant net losses and has been dependent on outside investors to provide the cash resources to sustain its operations. During the Three Months ended September 30, 2005 and 2004, the Company had net losses of $671,483 and $350,681, respectively, and negative cash flows from operations of $104,840 and $54,384, respectively.

PEDIATRIC PROSTHETICS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

2.     GOING  CONCERN  CONSIDERATIONS,  CONTINUED
       ------------------------------------------

Negative operating results have produced a working capital deficit of $846,679 and a stockholders' deficit of $784,326 at September 30, 2005. The Company's negative financial results and its current financial position raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently implementing it plans to deal with going concern issues. The first step in that plan was its recapitalization into a public shell on October 10, 2003. Management believes that the recapitalization and its current plan to become a fully reporting public company will allow the Company, through private placements of its common stock, to raise the capital to expand operations to a level that will ultimately produce positive cash flows from operations.

The Company's long-term viability as a going concern is dependent on certain key factors, as follows:

- The Company's ability to obtain adequate sources of outside financing to support near term operations and to allow the Company to continue forward with current strategic plans.

- The Company's ability to increase its customer base and broaden its service capabilities.

- The Company's ability to ultimately achieve adequate profitability and cash flows to sustain continuing operations.

3.     INCOME  TAXES
       -------------

At September 30, 2005 the Company has a net operating loss carry-forward ("NOL") of approximately $786,000 expiring through 2025. The Company has a deferred tax asset of approximately $269,000 resulting from this NOL. The loss carry-forwards related to GDAC prior to the re-capitalization are insignificant and are subject to certain limitations under the Internal Revenue Code, including Section 382 of the Tax Reform Act of 1986. Accordingly, such losses are not considered in the calculation of deferred tax assets. The ultimate realization of the Company's deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of the NOL. Due to the nature of this NOL and because realization is not assured, management has established a valuation allowance relating to the deferred tax asset at both September 30, 2005 and June 30, 2005, in an amount equal to the deferred tax asset.

The difference between the benefit for income taxes and the 34% federal statutory rate for the three months ended September 30, 2005 and 2004, relates primarily to non-deductible stock-based compensation and increases in the valuation allowance for deferred tax assets.

PEDIATRIC PROSTHETICS, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS


4.     STOCKHOLDERS' EQUITY
       --------------------

COMMON  STOCK  ISSUED  FOR  CASH

From time to time, in order to fund operating activities of the Company, common stock is issued for cash. Depending on the nature of the offering and restrictions imposed on the shares being sold, the sales price of the common stock may be below the fair market value of the underlying common stock on the date of issuance. During the three months ended September 30, 2005 the Company issued 3,500,000 shares of common stock at prices ranging from $0.04 to $0.11, for net cash proceeds of $175,000. During the three months ended September 30, 2005 the Company agreed to issued 6,000,000 shares of common to consultants stock at $0.095 per share and recognized compensation expense of $570,000. Because the shares had not been issued at September 30, 2005, the $570,000 of compensation is presented in accrued liabilities.

COMMON  STOCK  SURRENDERED

On September 29, 2005, a primary stockholder/officer/director of the Company agreed to surrender 4,000,000 shares of common stock to treasury. These shares, previously issued for services in 2005, were removed from common stock at par value with an offsetting increase to additional paid-in capital.

5.     SUBSEQUENT  EVENTS
       ------------------

In October and December 2005, the Company issued 4,000,000 shares of common stock to consultants at $0.09 per share and recognized compensation expense of $360,000.

In November 2005, the Company entered into a settlement agreement regarding its convertible debt. Under the settlement agreement the Company paid $30,000 for complete discharge of $201,045 of convertible debt and $139,754 of related accrued interest. The Company recognized a $310,799 gain on extinguishment of debt in connection with the settlement.

                                    PART III

ITEM 1.         EXHIBITS

Exhibit 3.1     Articles of Incorporation
                (Pediatric Prosthetics, Inc.-Texas) dated September 15, 2003
Exhibit 3.2     Amendment to Articles of Incorporation
                Grant Douglas Acquisition Corp. (October 31, 2003)
Exhibit 3.3     Amendment to Articles of Incorporation
                Grant Douglas Acquisition Corp. (November 7, 2003)
                (Series A Convertible Preferred Stock Designation of Rights
Exhibit 4.1     Shareholder Voting Agreement dated October 31, 2003
Exhibit 10.1 Acquisition Agreement between Grant Douglas Acquisition Corp. and Pediatric Prosthetics, Inc. dated October 10, 2003


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PEDIATRIC PROSTHETICS, INC.


Date:     February 13, 2006               By: /s/ Linda Putback-Bean
                                             ---------------------------------
                                          Linda Putback-Bean
                                          President and Chairman


Date:     February 13, 2006               By: /s/ Kenneth W. Bean
                                             ---------------------------------
                                          Kenneth W. Bean
                                          Vice President, Principal Financial
                                          Officer and Director

                                       31
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